Helena Lee
Associate General Counsel
Direct Line: (310) 772-6259
E-mail: helena.lee@aig.com
AIG Life and Retirement
21650 Oxnard Street, Suite 750
Woodland Hills, CA 91367

VIA EDGAR & E-MAIL

April 12, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 18 and Amendment No. 18 on Form N-4

File Numbers: 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 22 and Amendment No. 22 on Form N-4

File Numbers: 333-178841 and 811-08810

VALIC Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Polaris Platinum Elite Variable Annuity

Post-Effective Amendment No. 15 and Amendment No. 258 on Form N-4

File Numbers: 333-201800 and 811-03240

Dear Mr. Orlic:

Thank you for your verbal comments on April 11, 2019 regarding the 485(a) Registration Statements filed on Form N-4 referenced above. We have responded to your comments as follows:

Rate Sheet Supplement

1.

Comment – Please revise or delete the last sentence in the third paragraph that reads: “The percentages listed in this Rate Sheet Supplement are subject to change and can be superseded upon 10 days prior notice as provided below.”

Response – We have deleted this sentence and revised the sentence that follows the deleted sentence:

“At least 10 days before we change the current terms for the next effective period, the new terms and effective period will be filed in a new Rate Sheet Supplement on EDGAR at www.sec.gov, file number 333-201800.”

1

2.

Comment – Please delete the following disclosure: “If you purchased your contract prior to May 1, 2019, please see Appendix G of the prospectus for the Maximum Annual Withdrawal Percentages and Protected Income Percentages applicable to your contract.”

Response - The disclosure has been deleted per your comment.

Cover Page

3.

Comment – Please revise the first sentence of disclosure regarding Important Information About Living Benefits which states: “The Living Benefit you elected requires you to allocate your money according to investment requirements.” Please revise the sentence to explain that investment requirements limit the contract owner’s ability to grow the contract value.

Response – The disclosure has been revised as follows:

“If you elect a living benefit, you must allocate your money according to applicable investment requirements, which may limit your ability to grow contract value.”

4.

Comment – Please revise the last sentence in the first paragraph regarding Important Information About Living Benefits to further explain that contract owner’s may be paying for a living benefit they are not using.

Response – The disclosure has been revised as follows:

“If you do not plan on taking withdrawals, or you take any withdrawals prior to Activation Date or take Excess Withdrawals after the Activation Date that could result in your contract value and Income Base reducing to zero, then electing a living benefit may not be appropriate for you because you are paying fees for a living benefit you may not use.”

Maximum and Minimum Expense Examples (page 16)

5.	Comment – Please show the Maximum Expense Example that reflects the highest combination of charges for any version of the contract since inception first.

Response – Per your comment, we have switched the order of Maximum Expense Examples. The first Maximum Expense Example now reflects the highest possible combination of charges for any version of the contract since inception and the second Maximum Expense Example reflects the highest possible combination of charges for the current offering of the contract. We revised the disclosure as follows:

“The first Maximum Expense Example reflects the highest possible combination of charges for any version of the contract since inception. The second Maximum Expense Example reflects the highest possible combination of charges for the current offering of the contract.”

Assessment of Withdrawal Charges (Page 34)

6.

Comment – Please clarify the prominent disclosure pertaining to full surrender and penalty-free withdrawals to explain whether all previous penalty-free withdrawals taken prior to full surrender are subject to withdrawal charges.

Response – Withdrawal charges will still apply to penalty-free withdrawals taken during the contract year of the full surrender, we have revised the disclosure as follows:

“If you fully surrender your contract, withdrawal charges will be assessed against the amount of Purchase Payments subject to withdrawal charges. This means that, if you surrender your contract while withdrawal charges still apply, any prior penalty-free withdrawal amounts taken in the current contract year are not subtracted from the total Purchase Payments still subject to withdrawal charges. Please see EXPENSES.”

Processing Withdrawal Requests (Page 34)

7.	Comment – Please clarify that contract owners cannot provide different instructions where optional living benefit withdrawals are discussed.

Response – The disclosure has been revised as follows:

“Partial Withdrawals under an optional Living Benefit must be deducted proportionately from each Variable Portfolio and Secure Value Account in which you are invested. You cannot request withdrawals from one or more specific funds in which you are invested.”

Glossary of Living Benefit Terms (Page 37)

8.	Comment – Please revise the last sentence in the definition of Minimum Income Base under the chart to clarify what component is no longer eligible for adjustments.

Response – We have revised the disclosure as follows:

“The Minimum Income Base is only available in the first 15 Benefit Years, or upon the Activation Date, if earlier.”

Overview of Living Benefits (Page 38)

9.	Comment – Please revise the disclosure in the last sentence of the second paragraph regarding the impact of any withdrawals reducing the contract value to zero to account for market performance.

Response – We have revised the disclosure as follows:

“If you elect a Living Benefit, prior to activating Lifetime Income, any withdrawal that reduces the contract value to zero will terminate the contract including its optional living benefit. However, although market performance and fees can reduce the contract value to zero, they will not result in the termination of your contract and its benefits.”

10.

Comment – Please move the following disclosure up to General Information Applicable to all Living Benefits: “Certain living benefits are no longer offered or have changed since first being offered. If your contract was issued prior to May 1, 2019, please see Appendix G for details regarding those benefits.

Response – The disclosure has been moved under the subheader General Information Applicable to all Living Benefits.

11.	Comment – Please revise the following question: “How does Polaris Income Plus Flex work?”

Response – The question has been revised as follows:

“How does Polaris Income Plus Daily Flex work?”

What are the factors used to calculate Polaris Income Plus Flex? (Page 43)

12.	Comment – Please confirm or revise percentages referenced in the example under the sixth step.

Response – We have revised the percentages in the disclosure as follows:

“For example, if you are age 65, have activated Lifetime Income, elected Polaris Income Plus Flex Income Option 1 for one Covered Person and take cumulative withdrawals that are equal to 4% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced from 6.5% to 2.5%. However, if you take cumulative withdrawals in the preceding Benefit Year that are equal to or greater than the Maximum Annual Withdrawal Amount applicable to the Income Option you elected, the Income Credit Percentage for that Benefit Year Anniversary is equal to zero. For example, if you are age 65, have activated Lifetime Income, elected two Covered Persons and take cumulative withdrawals that are equal to 6% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced to zero because the withdrawal is in excess of the Maximum Annual Withdrawal Amount applicable to two Covered Persons.”

How do increases in the Income Base and Income Credit Base work under Polaris Income Plus Flex? (Page 45)

13.	Comment –Please clarify the disclosure regarding how the Income Credit Base is impacted on each Benefit Year anniversary.

Response – The disclosure has been revised as follows:

“On each Benefit Year Anniversary during the Income Credit Period, if the Income Base is increased to a Higher Anniversary Value, the Income Credit Base is also automatically increased to that Higher Anniversary Value. The Income Credit Base is not increased if an Income Credit is added to the Income Base.”

How do increases in the Income Base work under Polaris Income Plus Daily Flex? (Page 45)

14.	Comment – Please clarify whether the Income Base is increased by the Step-up Value “and” or “or” subsequent Purchase Payments.

Response – We have revised the disclosure to clarify that the Income Base is increased by both Step-up Value and subsequent Purchase Payments as follows:

“Prior to the Activation Date, the Income Base is increased daily to the Step-up Value and by subsequent Purchase Payments, if any.”

Annuity Income Options (Page 61)

15.

Comment – Please clarify whether the contract owner gets the greater of PIP or annuity payments automatically or if they need to choose, please add appropriate disclosure for them to seek advice before annuitizing.

Response –We have revised the disclosure under the sub-header question “What is the impact on the living and death benefits if I annuitize?” as follows:

“If you annuitize, you may choose to take annuity income payments or withdrawals under your Living Benefit. Prior to annuitizing, you should seek advice on whether taking annuity income payments under the contract or guaranteed withdrawals under a Living Benefit are more advantageous to you. Upon annuitizing the contract, the death benefit will terminate. If your contract value is reduced to zero prior to annuitization as a result of receiving guaranteed withdrawals under the Living Benefit, you will receive your Protected Income Payment under the Living Benefit. Please see OPTIONAL LIVING BENEFITS and DEATH BENEFITS above.”

We plan to file the 485(b) Post-Effective Amendments with appropriate financial statements and Auditor’s consent on or about April 24, 2019. The (b)(1)(vii) Letters we had previously provided will commit to incorporate the modifications in the Amendments, and any applicable Staff comments.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee